Exhibit (a)(1)(vii)

BLACKSTONE ALTERNATIVE ALPHA FUND II

c/o Blackstone Alternative Asset Management L.P.

345 Park Avenue, 29th Floor

New York, New York 10154

April 28, 2017

Dear Shareholder:

This letter is in reference to the June 30, 2017 tender offer (the “Offer”) of shares of beneficial interest (“Shares”) of Blackstone Alternative Alpha Fund II (the “Fund”) and the related shareholder documents distributed on March 21, 2017 (the “Offer Documents”). The Fund has determined to increase the number of Shares that it is offering to purchase in the Offer from 10,718 Shares to 17,863 Shares (an increase to approximately 25% of the outstanding Shares of the Fund as of March 31, 2017). In connection with this increase, the Offer will remain open until 11:59 p.m., Eastern Time, on May 12, 2017.

Accordingly, all references in the Offer Documents to the number and percentage of Shares subject to the Offer are replaced with 17,863 Shares (approximately 25% of the outstanding Shares of the Fund as of March 31, 2017) and all references to the expiration date of the Offer are replaced with 11:59 p.m., Eastern Time, on May 12, 2017.

No action is required if you do not wish to sell any portion of your Shares at this time. Should you wish to tender all or some of your Shares during this tender offer period, please complete and return the Letter of Transmittal as instructed in the Offer Documents.

If you have any questions about the Offer Documents or the Fund, please call (855) 890-7725.

Sincerely,

Blackstone Alternative Alpha Fund II